

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 9, 2008

Edward E. Cohen, Chief Executive Officer
Atlas Energy Resources, LLC
Westpointe Corporate Center One
1550 Coraopolis Heights Road
Moon Township, PA 15108

   Re: **Atlas Energy Resources, LLC**
      Form 10-K for Fiscal Year Ended December 31, 2007
      File No. 001-33193

Dear Mr. Cohen:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        H. Roger Schwall
        Assistant Director